Liquid Media at SXSW: iNDIEFLIX Presents Advance Film Screening, Drops Latest NFT Collection, Participates in Blockchain Panel

Vancouver, British Columbia – March 14, 2022 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce its participation at South By Southwest (SXSW), a renowned conference that celebrates the convergence of the global tech, film, and music industries. Among Liquid’s SXSW activities, Liquid Media’s iNDIEFLIX launched a global sneak peek of its groundbreaking new film “RACE to Be Human” with a virtual screening proudly presented by Liquid via SXSW Interactive. “RACE to Be Human” is an iNDIEFLIX original documentary exploring the impact of race and racism on mental health through the lens of students, experts and educators.

Available exclusively on Eluvio LIVE, the SXSW screening runs until  March 18, 2022 and is iNDIEFLIX’s second blockchain streaming event with partner Eluvio. Those interested in attending the exclusive screening can visit https://live.eluv.io/indieflix/code and enter the code FKRTu77. The first 1,000 people to use the code will be granted access.

A new iNDIEFLIX “RACE to Be Human” NFT collection also dropped in association with the screening. The collection holds 1,000 unique NFTs of the “RACE to Be Human” film poster. Each poster is purposefully different, in a symbolic effort to represent and appreciate the diversity of the human race. Individual rarity scores will be announced at the end of the minting period on March 18, 2022, with a portion of net proceeds going to iNDIEFLIX Foundation in an effort to bring the “RACE to Be Human” film program to underserved schools.

“I wanted to make a film that addressed the confusion and apprehension we often feel when talking about race and racism. ‘RACE to Be Human’ illustrates the impact that courageous conversations about race and racism can have on ourselves and our communities when we approach them with curiosity, self-reflection, and empathy,” said director Scilla Andreen, who is also CEO and co-founder of iNDIEFLIX.

In tandem, Andreen is scheduled to participate in a series of SXSW panels, including the Blockchain Creative Labs session exploring entrepreneurship in Web3 and how women within this space are leading through innovation. This panel also included Melody Hildebrandt, President of Blockchain Creative Labs; Anjali Young, CCO of Collab.Land; Shelley Zalis, CEO of The Female Quotient; and Rachel Wolfson, Author and Senior Reporter for Cointelegraph.

About Liquid Media’s iNDIEFLIX

iNDIEFLIX Group Inc is a global 'edutainment' streaming service that creates, promotes, and supports social impact films to create positive change in the world. iNDIEFLIX is part of the Liquid Media Family of companies.

Additional information is available at www.iNDIEFLIX.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, is enabling independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, access production funding, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

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pg@liquidmediagroup.co

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